November 15, 2007

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig Wilson, Senior Assistant Chief Accountant

Re:	Ariba, Inc.
Form 8-K
Filed October 25, 2007
File No. 000-26299

Ladies and Gentlemen:

We are responding to the comments contained in your letter dated October 30, 2007 (the “Comment Letter”) related to the above referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 8-K Filed October 25, 2007

1. We note that you intend to disclose a reclassification of deferred revenue as of September 30, 2006 in your Form 10-K for the fiscal year ended September 30, 2007 rather than amending your Form 10-K for the fiscal year ended September 30, 2006. Please confirm that you will treat this as the correction of an error in previously issued financial statements as required by FAS 154.

In this regard, please be advised that:

•	Disclosure of the reclassification must incorporate labels such as “as revised” or “as amended” with appropriate footnote disclosures describing the revision.

•

Your disclosure should clearly indicate the prior presentation was not in accordance with generally accepted accounting principles and the revision is necessary to correct the classification of deferred revenue.

•

The selected financial data required by Item 301 of Regulation S-K should address the working capital impact of the revision, and the footnotes to the selected financial data should explain the error correction and disclose the amounts for each period.

Response: We hereby confirm that we will treat the reclassification of deferred revenue as the correction of an error in previously issued financial statements as required by FAS 154. Specifically:

•	The disclosure of the reclassification will incorporate the label “as revised” with appropriate footnote disclosures describing the revision.

•	The footnote disclosure will state the revision was required to conform to generally accepted accounting principles and is necessary to correct the classification of deferred revenue.

•

In the selected balance sheet financial data required by Item 301 of Regulation S-K, working capital will be revised and will be labeled as revised. The footnotes to the selected balance sheet financial data will explain the correction of the error and will disclose the revised amounts for fiscal year 2006 to 2003 inclusive.

2. Please explain to us how you initially determined the deferred revenue should be classified as long term and the subsequent facts and circumstances that lead to the conclusion the deferred revenue was misclassified.

Response: As disclosed in Note 1 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended September 30, 2006 (the “footnote”), our policy is to net down our deferred revenue for any corresponding amounts in trade or unbilled receivables. Deferred revenue on our balance sheet represents only those amounts that have been paid in cash. The footnote states “deferred revenue excludes contract amounts for which payment has yet to be collected.” This net down adjustment is made each reporting period. We determined in the fourth quarter of fiscal year 2007 that, in netting down the deferred revenue and receivable amounts, in many cases we had offset the entire trade or unbilled receivable amount against the short-term deferred revenue balance regardless of whether the receivable contained an “amount” that would not be recognized for more than twelve months, and for which the associated deferred revenue was correctly classified as long-term. This served to understate short-term deferred revenue and overstate the long-term balance. We advise the Staff that our initial determination of whether deferred revenue should be classified as short-term or long-term was not the issue that caused the revision and we have made no adjustments to the classification of amounts between short-term and long-term, other than as a result of those required to fix the error caused through the receivable / deferred revenue net down adjustment.

3. Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted by the restatement. In addition, please confirm to us that you plan to address this reconsideration in light of the restatement and the related conclusions in the filing containing the restated financial statements.

Response: In Item 9A of our Annual Report on Form 10-K for the year ended September 30, 2006, we identified a material weakness in our internal control over financial reporting as of that date and accordingly concluded that our disclosure controls and procedures were not effective as of the end of the period covered by the report. In the subsequent quarterly reports on Form 10-Q for the periods ended December 31, 2006, March 31, 2007 and June 30, 2007, we continued to report that this material weakness was not remediated.

As part of our steps to remediate the material weakness during the year ended September 30, 2007, a more detailed analysis and documentation of certain of our balance sheet accounts was performed. Specifically the Company enhanced its control environment to ensure that each key balance sheet account is subjected to detailed analysis, supported by appropriate underlying information, and reviewed by our officers. As a result of these enhanced controls, we identified the classification error described above in the approach followed to net down deferred revenue and associated receivables.

Since the control procedures designed and implemented to address the previously identified material weakness in internal control over financial reporting served to identify the error in the classification of short-term and long-term deferred revenue prior to the issuance of our Annual Report on Form 10-K for the year ended September 30, 2007, we concluded that although this was a material weakness in internal control over financial reporting as of September 30, 2006 and as of December 31, 2006, March 31, 2007 and June 30, 2007, it was remediated as of the assessment date of September 30, 2007.

Additionally, in response to your request, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We would appreciate the Staff’s confirmation by telephone that we have provided an adequate response to the Staff’s comments. If you should have any comments or requests for information, please direct them to me. You can reach me at the Company’s address, or at the phone number (650) 390-1711 or by fax at (650) 390-1965.

Very truly yours,

Ariba, Inc.

/s/ Wayne Kimber
Wayne Kimber VP & Corporate Controller

cc:	James W. Frankola, Chief Financial Officer, Ariba, Inc.
Wayne Kimber, VP & Corporate Controller, Ariba, Inc.
Chris Cavanaugh, Director & Assistant Controller, Ariba, Inc.
Jennifer Meschewski, Esq., Corporate Counsel, Ariba, Inc.
Brooks Stough, Esq., Gunderson, Dettmer
Lynette Horrell, Ernst & Young LLP
Thomas F. Monahan, Chairman of Audit Committee